UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ZIONS BANCORPORATION (Issuer)

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Depositary Shares each representing a 1/40th ownership interest in a share of

Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock

(Title of Class of Securities)

98973A 10 4

(CUSIP Number of Class of Securities)

Thomas E. Laursen, Esq.

Executive Vice President and General Counsel

Zions Bancorporation

One South Main Street, 15th Floor

Salt Lake City, Utah 84133 (801) 844-8503

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Patrick S. Brown, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$46,000,000	$2,566.80
*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 4,000,000 depositary shares each representing a 1/40th ownership interest in a share of Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock are being purchased at the maximum tender offer price of $11.50 per depositary share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2009 issued by the Securities and Exchange Commission, equals $55.80 per million of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to the offer by Zions Bancorporation, a Utah corporation (the “Company” or “Zions”), to purchase up to 4,000,000 of its outstanding depositary shares each representing a 1/40th ownership interest in a share of Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock (the “Depositary Shares”) for cash, at a price per Depositary Share not less than $10.00 nor greater than $11.50 (in increments of $0.10), plus accrued but unpaid dividends up to, but not including, the date the Depositary Shares are purchased, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 1, 2009 (the “Offer to Purchase”), and the accompanying Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the Company is Zions Bancorporation. The address of the principal executive offices of Zions Bancorporation is One South Main Street, 15th Floor, Salt Lake City, Utah 84133. The telephone number of the principal executive offices of Zions is (801) 524-4787.

(b) Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 7 of the Offer to Purchase (“Historical Price Range of Depositary Shares”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is the filing person and subject company. The Company’s address and telephone number are set forth in Item 2 above.

The names of the executive officers and directors of the Company, who are persons specified in Instruction C to Schedule TO, are set forth below. The address for each such person is: c/o Zions Bancorporation, One South Main Street, 15th Floor, Salt Lake City, Utah 84133 and the telephone number for each such person is: (801) 524-4787.

Name	Office
Harris H. Simmons	Director, President and Chief Executive Officer (Principal Executive Officer)

Bruce K. Alexander	Executive Vice President

A. Scott Anderson	Executive Vice President

Doyle L. Arnold	Vice Chairman and Chief Financial Officer (Principal Financial Officer)

Nolan Bellon	Senior Vice President and Controller (Principal Accounting Officer)

David E. Blackford	Executive Vice President

Danne L. Buchanan	Executive Vice President

Gerald J. Dent	Executive Vice President

Name	Office
George M. Feiger	Executive Vice President

Dallas E. Haun	Executive Vice President

W. David Hemingway	Executive Vice President

John T. Itokazu	Executive Vice President

Thomas E. Laursen	Executive Vice President, General Counsel and Secretary

Jerry C. Atkin	Director

R. Don Cash	Director

Patricia Frobes	Director

J. David Heaney	Director

Roger Blaine Porter	Director

Stephen D. Quinn	Director

Laurence E. Simmons	Director

Stephen C. Wheelwright	Director

Shelley Thomas Williams	Director

Item 4.	Terms of the Transaction.

(a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

Summary Term Sheet;

Introduction;

Section 1 (“Number of Depositary Shares”);

Section 2 (“Purpose of the Offer”);

Section 3 (“Procedures for Tendering Depositary Shares”);

Section 4 (“Withdrawal Rights”);

Section 5 (“Purchase of Depositary Shares and Payment of Purchase Price”);

Section 6 (“Conditions of the Offer”);

Section 8 (“Source and Amount of Funds”);

Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning

Depositary Shares and Other Securities”);

Section 13 (“Certain Material United States Federal Income Tax Consequences”);

Section 14 (“Accounting Treatment”); and

Section 15 (“Extension of the Offer; Termination; Amendment”).

(b) Purchases. To the best of the Company’s knowledge, Depositary Shares will not be purchased from any officer, director or other affiliate of the Company.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Depositary Shares and Other Securities”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a); (b); (c) Purposes; Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference:

Summary Term Sheet;

Section 2 (“Purpose of the Offer”); and

Section 9 (“Certain Information Concerning Zions”).

Except as disclosed in the Offer to Purchase, including with respect to certain concurrent transactions, and in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Depositary Shares and Other Securities”), we currently have no plans, proposals or negotiations that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•

any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

•	any other material change in the Company’s corporate structure or business;

•	any class of equity securities of the Company to be delisted from the New York Stock Exchange or Nasdaq;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•	any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a); (b); (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 8 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a); (b) Securities Ownership; Securities Transactions. The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Depositary Shares and Other Securities”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

The consideration in the Offer to Purchase consists solely of cash. The Offer is not subject to any financing conditions and the Company is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR. Therefore, pursuant to Instruction 2 of Item 10 of Schedule TO, financial statements of the Company are not material and not required.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 9 of the Offer to Purchase (“Certain Information Concerning Zions”), Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Depositary Shares and Other Securities”), Section 11 of the Offer to Purchase (“Effects of the Offer on the Market for Depositary Shares; Registration Under the Exchange Act”) and Section 12 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase, dated June 1, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(2)	None

(a)(3)	None

(a)(4)	None

(a)(5)(A)	Current Report on Form 8-K, dated June 1, 2009, incorporated by reference to such Current Report filed with the SEC on June 1, 2009.

(a)(5)(B)*	Form of Summary Announcement.

(a)(5)(C)*	Investor Presentation, dated June 1, 2009.

(b)	None

(d)(1)(A)	Zions Bancorporation Third Restated Deferred Compensation Plan for Directors, incorporated by reference to Exhibit 10.7 of Form 10-K for the year ended December 31, 2008.

(d)(1)(B)	Zions Bancorporation Deferred Compensation Plans Master Trust between Zions Bancorporation and Fidelity Management Trust Company, effective September 1, 2006, incorporated by reference to Exhibit 10.13 of Form 10-K for the year ended December 31, 2006.

(d)(1)(C)	Revised schedule C to Zions Bancorporation Deferred Compensation Plans Master Trust between Zions Bancorporation and Fidelity Management Trust Company, effective September 13, 2006, incorporated by reference to Exhibit 10.14 of Form 10-K for the year ended December 31, 2006.

(d)(1)(D)	Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, Established and Restated Effective January 1, 2003, incorporated by reference to Exhibit 10.21 of Form 10-K for the year ended December 31, 2008.

(d)(1)(E)	First Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated November 20, 2003, incorporated by reference to Exhibit 10.19 of Form 10-K for the year ended December 31, 2004.

(d)(1)(F)	Second Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated December 31, 2003, incorporated by reference to Exhibit 10.20 of Form 10-K for the year ended December 31, 2004.

(d)(1)(G)	Third Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated June 1, 2004, incorporated by reference to Exhibit 10.21 of Form 10-K for the year ended December 31, 2004.

(d)(1)(H)	Fourth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated March 18, 2005, incorporated by reference to Exhibit 10.31 of Form 10-Q for the quarter ended March 31, 2005.

(d)(1)(I)	Fifth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated February 28, 2006, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2006.

(d)(1)(J)	Sixth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated July 31, 2006, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended June 30, 2006.

(d)(1)(K)	Seventh Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated December 28, 2006, incorporated by reference to Exhibit 10.28 of Form 10-K for the year ended December 31, 2006.

(d)(1)(L)	Eighth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated May 14, 2007, incorporated by reference to Exhibit 10.3 of Form 10-Q for the quarter ended June 30, 2007.

(d)(1)(M)	Ninth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated July 19, 2007, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended June 30, 2007.

(d)(1)(N)	Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated July 3, 2006, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2007.

(d)(1)(O)	Amended and Restated Zions Bancorporation Key Employee Incentive Stock Option Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2004.

(d)(1)(P)	Amended and Restated Zions Bancorporation 1996 Non-Employee Directors Stock Option Plan, incorporated by reference to Exhibit 10.38 of Form 10-K for the year ended December 31, 2007.

(d)(1)(Q)	Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 4.7 of Form S-8 filed on May 6, 2005.

(d)(1)(R)	Amendment No. 1 to Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2007.

(d)(1)(S)	Standard Stock Option Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.5 of Form 10-Q for the quarter ended March 31, 2005.

(d)(1)(T)	Standard Directors Stock Option Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.6 of Form 10-Q for the quarter ended March 31, 2005.

(d)(1)(U)	Restated Standard Restricted Stock Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended June 30, 2007.

(d)(1)(V)	Amegy Bancorporation (formerly Southwest Bancorporation of Texas, Inc.)1996 Stock Option Plan, as amended and restated as of June 4, 2002, incorporated by reference to Exhibit 10.45 of Form 10-K for the year ended December 31, 2007.

(d)(1)(W)	Amegy Bancorporation 2004 Omnibus Incentive Plan, incorporated by reference to Appendix B to Amegy Bancorporation’s Definitive Proxy Statement filed on March 25, 2004.

(d)(1)(X)	Form of Change in Control Agreement between the Company and Certain Executive Officers, including Harris H. Simmons, Doyle L. Arnold, Bruce K. Alexander, and A. Scott Anderson, incorporated by reference to Exhibit 10.39 of Form 10-K for the year ended December 31, 2006.

(d)(1)(Y)	Form of Change in Control Agreement between the Company and Certain Executive Officers, including Paul B. Murphy and Scott J. McLean, incorporated by reference to Exhibit 10.48 of Form 10-K for the year ended December 31, 2007.

(d)(1)(Z)	Addendum to Change in Control Agreement, incorporated by reference to Exhibit 10.43 of Form 10-K for the year ended December 31, 2008.

(d)(1)(AA)	Employment Agreement between the Company and Paul B. Murphy, incorporated by reference to Exhibit 10.40 of Form 10-K for the year ended December 31, 2006.

(d)(1)(BB)	Employment Agreement between the Company and Scott J. McLean, incorporated by reference to Exhibit 10.41 of Form 10-K for the year ended December 31, 2006.

(d)(1)(CC)	Employment Agreement between the Company and Dallas Haun, incorporated by reference to Exhibit 10.53 of Form 10-K for the year ended December 31, 2007.

(d)(1)(DD)	Performance stock agreement between Zions Bancorporation and Paul B. Murphy, dated August 15, 2008, incorporated by reference to Exhibit 10.50 of Form 10-K for the year ended December 31, 2008.

(d)(1)(EE)	Performance stock agreement between Zions Bancorporation and Scott McLean, dated August 15, 2008, incorporated by reference to Exhibit 10.51 of Form 10-K for the year ended December 31, 2008.

(d)(1)(FF)	Form of Change in Control Agreement between the Company and Dallas E. Haun, dated May 23, 2008, incorporated by reference to Exhibit 10.52 of Form 10-K for the year ended December 31, 2008.

(d)(2)	None

(g)	None

(h)	None

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZIONS BANCORPORATION

By:	/S/ DOYLE L. ARNOLD
Name:	Doyle L. Arnold
Title:	Vice Chairman and Chief Financial Officer

Dated: June 1, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated June 1, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(2)	None

(a)(3)	None

(a)(4)	None

(a)(5)(A)	Current Report on Form 8-K, dated June 1, 2009, incorporated by reference to such Current Report filed with the SEC on June 1, 2009.

(a)(5)(B)*	Form of Summary Announcement.

(a)(5)(C)*	Investor Presentation, dated June 1, 2009.

(b)	None

(d)(1)(A)	Zions Bancorporation Third Restated Deferred Compensation Plan for Directors, incorporated by reference to Exhibit 10.7 of Form 10-K for the year ended December 31, 2008.

(d)(1)(B)	Zions Bancorporation Deferred Compensation Plans Master Trust between Zions Bancorporation and Fidelity Management Trust Company, effective September 1, 2006, incorporated by reference to Exhibit 10.13 of Form 10-K for the year ended December 31, 2006.

(d)(1)(C)	Revised schedule C to Zions Bancorporation Deferred Compensation Plans Master Trust between Zions Bancorporation and Fidelity Management Trust Company, effective September 13, 2006, incorporated by reference to Exhibit 10.14 of Form 10-K for the year ended December 31, 2006.

(d)(1)(D)	Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, Established and Restated Effective January 1, 2003, incorporated by reference to Exhibit 10.21 of Form 10-K for the year ended December 31, 2008.

(d)(1)(E)	First Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated November 20, 2003, incorporated by reference to Exhibit 10.19 of Form 10-K for the year ended December 31, 2004.

(d)(1)(F)	Second Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated December 31, 2003, incorporated by reference to Exhibit 10.20 of Form 10-K for the year ended December 31, 2004.

(d)(1)(G)	Third Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated June 1, 2004, incorporated by reference to Exhibit 10.21 of Form 10-K for the year ended December 31, 2004.

Exhibit No.	Description
(d)(1)(H)	Fourth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated March 18, 2005, incorporated by reference to Exhibit 10.31 of Form 10-Q for the quarter ended March 31, 2005.

(d)(1)(I)	Fifth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated February 28, 2006, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2006.

(d)(1)(J)	Sixth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated July 31, 2006, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended June 30, 2006.

(d)(1)(K)	Seventh Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated December 28, 2006, incorporated by reference to Exhibit 10.28 of Form 10-K for the year ended December 31, 2006.

(d)(1)(L)	Eighth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated May 14, 2007, incorporated by reference to Exhibit 10.3 of Form 10-Q for the quarter ended June 30, 2007.

(d)(1)(M)	Ninth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated July 19, 2007, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended June 30, 2007.

(d)(1)(N)	Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated July 3, 2006, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2007.

(d)(1)(O)	Amended and Restated Zions Bancorporation Key Employee Incentive Stock Option Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2004.

(d)(1)(P)	Amended and Restated Zions Bancorporation 1996 Non-Employee Directors Stock Option Plan, incorporated by reference to Exhibit 10.38 of Form 10-K for the year ended December 31, 2007.

(d)(1)(Q)	Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 4.7 of Form S-8 filed on May 6, 2005.

(d)(1)(R)	Amendment No. 1 to Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2007.

(d)(1)(S)	Standard Stock Option Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.5 of Form 10-Q for the quarter ended March 31, 2005.

(d)(1)(T)	Standard Directors Stock Option Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.6 of Form 10-Q for the quarter ended March 31, 2005.

(d)(1)(U)	Restated Standard Restricted Stock Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended June 30, 2007.

(d)(1)(V)	Amegy Bancorporation (formerly Southwest Bancorporation of Texas, Inc.) 1996 Stock Option Plan, as amended and restated as of June 4, 2002, incorporated by reference to Exhibit 10.45 of Form 10-K for the year ended December 31, 2007.

(d)(1)(W)	Amegy Bancorporation 2004 Omnibus Incentive Plan, incorporated by reference to Appendix B to Amegy Bancorporation’s Definitive Proxy Statement filed on March 25, 2004.

(d)(1)(X)	Form of Change in Control Agreement between the Company and Certain Executive Officers, including Harris H. Simmons, Doyle L. Arnold, Bruce K. Alexander, and A. Scott Anderson, incorporated by reference to Exhibit 10.39 of Form 10-K for the year ended December 31, 2006.

Exhibit No.	Description
(d)(1)(Y)	Form of Change in Control Agreement between the Company and Certain Executive Officers, including Paul B. Murphy and Scott J. McLean, incorporated by reference to Exhibit 10.48 of Form 10-K for the year ended December 31, 2007.

(d)(1)(Z)	Addendum to Change in Control Agreement, incorporated by reference to Exhibit 10.43 of Form 10-K for the year ended December 31, 2008.

(d)(1)(AA)	Employment Agreement between the Company and Paul B. Murphy, incorporated by reference to Exhibit 10.40 of Form 10-K for the year ended December 31, 2006.

(d)(1)(BB)	Employment Agreement between the Company and Scott J. McLean, incorporated by reference to Exhibit 10.41 of Form 10-K for the year ended December 31, 2006.

(d)(1)(CC)	Employment Agreement between the Company and Dallas Haun, incorporated by reference to Exhibit 10.53 of Form 10-K for the year ended December 31, 2007.

(d)(1)(DD)	Performance stock agreement between Zions Bancorporation and Paul B. Murphy, dated August 15, 2008, incorporated by reference to Exhibit 10.50 of Form 10-K for the year ended December 31, 2008.

(d)(1)(EE)	Performance stock agreement between Zions Bancorporation and Scott McLean, dated August 15, 2008, incorporated by reference to Exhibit 10.51 of Form 10-K for the year ended December 31, 2008.

(d)(1)(FF)	Form of Change in Control Agreement between the Company and Dallas E. Haun, dated May 23, 2008, incorporated by reference to Exhibit 10.52 of Form 10-K for the year ended December 31, 2008.

(d)(2)	None

(g)	None

(h)	None

*	Filed herewith.